--------------------------------------------------------------------------------
SUPPLEMENTAL TERM INSURANCE
RIDER ON THE INSURED


In this  rider,  "we,"  "our" and "us" mean
Equitable  Variable  Life  Insurance
Company. "You" means the owner of the
policy at the time an owner's right is
exercised.

--------------------------------------------------------------------------------

THIS RIDER'S BENEFIT. We will pay to the Beneficiary the term insurance benefit in effect under this rider at the insured person's death, when we receive proof that the insured person died before this rider's Expiry Date shown on the policy page 3.

The term insurance benefit is equal to the face amount of this rider shown on page 3 of the policy. However, if the death benefit of the policy to which this rider is attached is calculated to be a percentage of the amount in your Policy Account, the term insurance benefit will instead be determined as follows: a) for Death Benefit Option A, the term insurance benefit will equal the Target Amount shown on the policy page 3 minus the base policy death benefit; or b) for Death Benefit Option B, the term insurance benefit will equal the Target Amount shown on the policy page 3 plus the Policy Account minus the base policy death benefit. This will not be less than zero in either case.

After the second policy year while this rider is in force, you may ask us to decrease the Target Amount of insurance but not to less than the minimum combination of base policy face amount plus rider face amount for which we would then issue this policy and this rider. Any such reduction in the Target Amount of insurance may not be less than $10,000. A requested decrease in Target
Amount, or a partial withdrawal that would result in a decrease in Target Amount, will be allocated between the base policy and the rider in proportion to their respective face amounts at issue. However, we will not reduce the base policy face amount below the minimum amount for which we would then issue the policy. The decrease will take effect at the beginning of the policy month that coincides with or next follows the date we approve your request.

Death benefit option changes under the policy may result in an increase or decrease in the Target Amount of insurance. Such increases and decreases are made so that the sum of the death benefits from the policy and this rider are the same immediately before and after the change. However, we reserve the right to decline to make such change if it would result in less than the minimum combination of base policy face amount plus rider face amount for which we would then issue this policy and this rider.

THIS RIDER'S COST. While this rider is in effect, its charge will be a part of the monthly deduction from the Policy Account. The monthly cost is the sum of our current monthly cost of insurance rate at the beginning of the policy month plus any extra charge per $1000 of base policy net amount at risk shown in the Policy Information section, times the term insurance benefit at the beginning of the policy month divided by $1000. The monthly rate for this benefit for each $1,000 of term insurance benefit in effect under this rider will be determined by us from time to time. The rate is based on the insured person's sex, issue age, tobacco user status, underwriting classification, and the policy year. It will never be more than the rate shown in the Table of Guaranteed Maximum Rates for Supplemental Term Insurance on Page 4 -- Continued of this policy.

NONCONVERTIBILITY. This rider may not be converted.

WHEN THIS RIDER WILL TERMINATE. This rider will not be in effect:

1. On and after its Expiry Date;

2. If the policy is terminated; or

3. If the rider face amount is reduced to zero due to a policy change.

HOW THIS RIDER RELATES TO THE POLICY. This rider is a part of the policy. Its benefit is subject to all the terms of this rider and the policy. However, if this rider is issued the provisions of the policy are modified as follows:

1. The Death Benefit Guarantee provision will not apply; and

2. The calculations described in steps 1-4 of the Grace Period provision will not be performed.

                   Equitable Variable Life Insurance Company




  A    B    C    D                                            A    B    C    D
Pauline Sherman,                                                Joseph J. Melone
Vice President & Secretary                    Chairman & Chief Executive Officer

R96-100         Supplemental Term Insurance Rider On the Insured